Consolidated
Balance sheets
As at September 30, 2005 and December 31, 2004
(Expressed in United States dollars under United States GAAP)

.	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,657,236	$3,327,543
Accounts receivable	444,009	210,967
Inventory	59,499	162,568
Deposits and prepaid expenses	82,500	61,438
	2,243,244	3,762,516

Capital assets	949,403	1,302,598
Other intangible assets	157,753	162,720
	$3,350,400	$5,227,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$278,921	$245,664
Deferred revenue	54,190	59,745
	333,111	305,409

Shareholders’ equity
Share capital (8,487,985 common shares)	46,061,436	45,994,584
Warrants	1,502,331	1,502,331
Contributed surplus	1,432,633	1,329,136
Deficit	(45,979,111)
	3,017,289	4,922,425

	$3,350,400	$5,227,834

Consolidated
Statements of Operations and Deficit
For the periods ended September 30, 2005 and 2004
(Expressed in United States dollars under United States GAAP)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$167,087	$383,773	$758,591	$977,794
Product sales	95,350	216,504	381,634	741,169
	262,437	600,277	1,140,225	1,718,963
Cost of product sales	14,605	93,320	82,295	380,677
	247,832	506,957	1,057,930	1,338,286
EXPENSES
Marketing	256,592	245,400	754,891	982,889
Operations	53,305	50,065	150,951	171,725
Product engineering	226,433	228,211	710,807	698,798
Administration	230,812	198,315	617,514	627,207
Foreign exchange loss (gain)	5,902	3,107	3,333	3,019
Depreciation and amortization	71,080	101,433	277,293	311,085
	844,124	826,531	2,514,789	2,794,723
Operating loss	(596,292)	(319,574)	(1,456,859)	(1,456,437)

OTHER ITEMS
Interest and other income	11,939	2,843	40,958	7,068
Loss on sale of capital assets	-	(13,236)	-	(13,236)
Other	(634,825)	(6,887)	(659,584)	(15,334)
	(622,886)	(17,280)	(618,626)	(21,502)
Net loss for period	(1,219,178)	(336,854)	(2,075,485)	(1,477,939)
Deficit, beginning of period	(44,557,875)	(42,916,707)	(43,701,568)	(41,775,622)
Deficit, end of period	$(45,777,053)	$(43,253,561)	$(45,777,053)	$(43,253,561)
Loss per common share	$(0.14)	$(0.04)	$(0.25)	$(0.20)

Consolidated
Statements of Cash Flows
For the periods ended September 30, 2005 and 2004
(Expressed in United States dollars under United States GAAP)

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)
OPERATIONS
Loss for the period	$(1,219,178)	$(336,854)	$(2,075,485)	$(1,477,939)
Items not requiring cash:
Depreciation and amortization	71,080	101,433	277,293	311,085
Compensation cost of options issued	28,086	44,230	97,814	262,233
Loss on sale of capital assets	-	13,236	-	13,236
Impairment of assets	556,332	-	556,332	-
Changes in working capital balances	122,567	116,132	(405,736)	(181,876)
	(441,113)	(61,823)	(1,549,782)	(1,073,261)
FINANCING
Issuance of common shares, net	14,664	68,099	53,713	1,022,775
	14,664	68,099	53,713	1,022,775
INVESTMENTS
Purchase of capital assets	(3,191)	(227,704)	(135,432)	(468,792)
Purchase of intangible assets	(16,953)	(29,597)	(38,806)	(39,261)
Proceeds from sale of capital assets	-	140	-	192
	(20,144)	(257,161)	(174,238)	(507,861)

Decrease in cash and cash equivalents	(446,593)	(250,885)	(1,670,307)	(558,347)
Cash and cash equivalents, beginning of period	2,103,829	1,753,631	3,327,543	2,061,093

Cash and cash equivalents, end of period	$1,657,236	$1,502,746	$1,657,236	$1,502,746